Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First Community Bancshares, Inc. and subsidiaries for the registration of $100,000,000 aggregate amount of its common stock, preferred stock, warrants to purchase its common stock, warrants to purchase its preferred stock and units and to the incorporation by reference therein of our report dated March 3, 2006, with respect to the consolidated financial statements for the year ended December 31, 2005, of First Community Bancshares, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
             /s/ Ernst & Young LLP
Charleston, West Virginia
September 26, 2008